Exhibit 99.1

Corporación América Airports S.A. Reports a 2.1% YoY Increase in Total Passenger Traffic in December 2019

Passenger traffic up 3.0% in Argentina, 8.8% in Italy and 6.1% in Armenia, partially offset by declines in Brazil and Uruguay

LUXEMBOURG--(BUSINESS WIRE)--January 15, 2020--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport operator in the world by number of airports, reported today preliminary year-over-year passenger traffic growth of 2.1% in December 2019.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights
	Statistics	Dec'19(1)	Dec'18	% Var.	YTD’19(1)	YTD’18(1)	% Var.
	Domestic Passengers (thousands)	4,088	3,923	4.2%	47,515	44,798	6.1%
	International Passengers (thousands)	2,145	2,123	1.0%	27,624	27,484	0.5%
	Transit Passengers (thousands)	729	774	-5.8%	8,353	9,019	-7.4%
	Total Passengers (thousands)	6,962	6,819	2.1%	83,492	81,301	2.7%
	Cargo Volume (thousand tons)	36.1	38.1	-5.4%	422.1	410.1	2.9%
	Total Aircraft Movements (thousands)	71.5	74.1	-3.5%	857.9	880.6	-2.6%
(1)	Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, and 280 in December at Brasilia Airport, due to delays in the submission of information by third parties. Moreover, the Company has reclassified its passenger traffic figures for Brasilia Airport between international, domestic and transit retroactively since June 2018 to return to the count methodology utilized until May 2018. Notwithstanding, total traffic figures remain unchanged.

Passenger Traffic Overview

Total passenger traffic in December 2019 grew by 2.1% YoY, primarily reflecting increases of 3.0% in Argentina, 8.8% in Italy, 7.5% in Ecuador and 6.1% in Armenia, partially offset by declines in Brazil and Uruguay.

In Argentina, total passenger traffic increased 3.0% YoY, driven by 6.4% growth in domestic passengers mainly due to new routes introduced during 2018 and 2019, together with a mix-shift to domestic from international travel by local passengers. International passenger traffic declined 4.4%, still reflecting weak macro conditions in the country. Additionally, Aerolineas Argentinas started a new route to Orlando, USA, and low-cost carrier Flybondi added a new route from El Palomar to Florianopolis, Brazil.

In Italy, passenger traffic increased 8.8% YoY, driven mainly by 19.5% growth at Florence Airport which reported a 22.1% increase in international traffic as a result of Vueling’s four new routes opened in September and additional frequencies in its existing routes. Moreover, passenger traffic at Pisa Airport increased 3.5% YoY, reflecting additional flights by Ryanair, and, to a lesser extent, the good performance of Air Arabia’s flights to Casablanca, Morocco.

In Brazil, estimated figures are disclosed given delays in the submission of information for 280 flights out of a total of 14,541 flights, due to information systems transition by third parties. Total passenger traffic declined 4.7% YoY, still reflecting the cessation of operations by Avianca Brasil, partially offset by traffic growth driven by other airlines. Domestic passenger traffic declined 2.6% YoY, while international passenger traffic increased 2.8% YoY. In addition, Latam Airlines started a new daily route to Asunción, Paraguay from Brasilia Airport, while Azul Airlines added new frequencies to Recife and Campinas, operated from Natal Airport.

In Armenia, total passenger traffic increased 6.1%, benefiting from the addition of several routes and frequencies during 2018 and 2019 and higher connectivity to Moscow, Russia, coupled with the good performance of Azimuth Airlines’ flights to Russian destinations Krasnodar and Rostov, Aircompany Armenia’s flights to regional destinations, as well as SkyUp Airlines’ route to Kiev, Ukraine.

In Uruguay, passenger traffic declined 2.3% YoY, mainly reflecting the temporary cancellation of Avianca Colombia’s daily route to Bogotá, Colombia, that was restored by the end of December. Traffic also reflects the cancellation of Sky’s route to Santiago de Chile since April 2019, which was temporarily reinstated by the end of December 2019 to operate during the summer season. This was partially offset by the two additional frequencies to Madrid, Spain, opened by Iberia in July 2019 and additional flights from Ezeiza Airport, in Argentina.

In Ecuador, total passenger traffic increased 7.5% YoY, driven by a 16.1% increase in international traffic, mainly reflecting the continued good performance of the route to Fort Lauderdale by JetBlue and Interjet’s daily routes to both Cancún and Ciudad de México, México, together with Iberia’s new route to Madrid, Spain, opened in December with four weekly frequencies. In addition, during the month, JetBlue opened a new daily route to New York, USA, and American Airlines inaugurated a new route to Dallas, with daily frequencies. This more than offset the cancelation in December of Latam’s route to Madrid, Spain.

Cargo Volume and Aircraft Movements

Cargo volume declined 5.4% in December 2019, mainly as a result of declines of 15.5% in Argentina and 25.2% in Ecuador, partially offset by a 28.3% increase in Brazil.

Aircraft movements declined 3.5% YoY in December 2019, driven by declines of 6.1% in Argentina and 6.7% in Brazil, partially offset by an increase of 8.8% in Italy.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements
	Dec'19(1)	Dec'18	% Var.	YTD’19(1)	YTD’18	% Var.
Passenger Traffic (thousands)
Argentina	3,560	3,457	3.0%	42,739	39,818	7.3%
Italy	517	475	8.8%	8,239	8,160	1.0%
Brazil	1,761	1,848	-4.7%	19,059	20,318	-6.2%
Uruguay	190	194	-2.3%	2,182	2,293	-4.8%
Ecuador	380	354	7.5%	4,497	4,410	2.0%
Armenia	238	224	6.1%	3,196	2,857	11.9%
Peru	316	268	17.9%	3,579	3,445	3.9%
TOTAL	6,962	6,819	2.1%	83,492	81,301	2.7%
(1) Preliminary data on 750 flights in August, 873 flights in September, 547 in October, 423 in November, and 280 in December at Brasilia Airport, due to delays in the submission of information by third parties.
Cargo Volume (tons)
Argentina	19,011	22,486	-15.5%	227,970	240,372	-5.2%
Italy	1,158	1,086	6.5%	13,192	11,760	12.2%
Brazil	8,180	6,376	28.3%	91,241	65,915	38.4%
Uruguay	2,271	2,228	1.9%	26,438	27,534	-4.0%
Ecuador	3,043	4,067	-25.2%	38,006	41,775	-9.0%
Armenia	1,906	1,461	30.5%	20,065	17,856	12.4%
Peru	509	434	17.3%	5,164	4,866	6.1%
TOTAL	36,078	38,139	-5.4%	422,075	410,078	2.9%
Aircraft Movements
Argentina	36,875	39,290	-6.1%	447,247	450,244	-0.7%
Italy	5,016	4,610	8.8%	78,952	77,335	2.1%
Brazil	14,541	15,583	-6.7%	161,775	184,190	-12.2%
Uruguay	3,136	3,229	-2.9%	29,662	33,473	-11.4%
Ecuador	7,101	6,934	2.4%	82,374	79,575	3.5%
Armenia	2,244	2,092	7.3%	27,430	24,136	13.6%
Peru	2,572	2,335	10.1%	30,473	31,626	-3.6%
TOTAL	71,485	74,073	-3.5%	857,913	880,579	-2.6%

To obtain the full text of this press release, please click on the following link: http://investors.corporacionamericaairports.com

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2019, Corporación América Airports served 83.5 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations
Gimena Albanesi
Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411